Exhibit 99.1

JD.com Announces Third Quarter 2018 Results

Beijing, China-— November 19, 2018-—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•                                          Net revenues1 for the third quarter of 2018 were RMB104.8 billion (US$215.3 billion), an increase of 25.1% from the third quarter of 2017. Net service revenues for the third quarter of 2018 were RMB10.9 billion (US$1.6 billion), an increase of 49.4% from the third quarter of 2017.

•                                          Operating margin of JD Mall before unallocated items3 for the third quarter of 2018 was 2.2%, as compared to 2.3% for the same period last year.

•                                          Net income from continuing operations attributable to ordinary shareholders for the third quarter of 2018 was RMB3.0 billion (US$0.4 billion), compared to RMB1.0 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders4 for the third quarter of 2018 was RMB1.2 billion (US$0.2 billion), compared to RMB2.2 billion for the same period last year.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS from continuing operations for the third quarter of 2018 was RMB2.03 (US$0.30), compared to RMB0.69 for the third quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the third quarter of 2018 was RMB0.80 (US$0.12), compared to RMB1.52 for the same quarter last year.

•                                          Annual active customer accounts increased to 305.2 million in the twelve months ended September 30, 2018 from 266.3 million in the twelve months ended September 30, 2017.

“We are pleased to report solid results for the third quarter, with our core JD Mall business driving consistent growth under its highly experienced management team,” said Richard Liu, Chairman and CEO of JD.com. “JD’s commitment to convenient, reliable service and high-quality, authentic products continues to translate into an increasingly loyal user base. Our ‘Retail as a Service’ strategy is also gaining traction as we provide a wide range of partners with innovative retail infrastructure solutions.”

1  The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 28, 2018, which was RMB6.8680 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

3  Unallocated items are consistent with non-GAAP adjustments and include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

4  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, fair value changes of long-term investments, gain on disposals/revaluation of investments, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“JD’s strategic focus on improving customer experience helped drive strong performance across the business,” said Sidney Huang, Chief Financial Officer of JD.com. “We will continue our disciplined strategy of investing in key technologies as we focus on optimizing operations and driving economies of scale over the coming quarters.”

Recent Business Developments

•                                          In September, JD.com’s premium membership program JD Plus surpassed 10 million users. Since launching the program in 2016, JD has continued to introduce new benefits to JD Plus members, including free shipping coupons, VIP customer service, exclusive discounts on selected product offerings and access to premium online content provided by our partners such as iQIYI, among others.

•                                          In the third quarter, JD.com continued to attract major international brands, enhancing its reputation as the most reliable online channel for accessing the Chinese market. Cosmetics brands including L’Occitane de Provence, HOUSE 99 and Hera, and fashion brands including Salvatore Ferragamo and Furla, opened flagship stores on the JD.com platform. JD’s dedicated luxury platform TOPLIFE also welcomed John Galliano, Buccellati, Shang Xia and other major international brands.

•                                          In the third quarter, JD.com entered into strategic agreements with textile and fashion giant Ruyi to provide premium technology and infrastructure solutions covering smart logistics, inventory management and marketing. Four international menswear brands under Ruyi-owned Trinity Group, including Gieves & Hawkes, Kent & Curwen, Cerruti 1881 and D’Urban opened flagship stores on JD.com.

•                                          In September, JD.com launched its “Zu Chongzhi” platform, leveraging its comprehensive big data and supply chain capabilities to enable offline retailers to conduct real-time store performance analysis, marketing campaigns, merchandise selection, site selection and public opinion monitoring and management. As part of JD’s “Retail as a Service” initiative, the Zu Chongzhi platform helps offline retailers improve the efficiency and precision of their operations through digitalization, data mining and visualization capabilities.

•                                          In October, JD Logistics opened up its leading logistics network to consumers, offering parcel delivery service to users, beginning in Beijing, Shanghai and Guangzhou. Leveraging JD’s extensive delivery network, users in these areas can conveniently send items intra-city and throughout most of mainland China with JD’s same fast and reliable delivery service.

•                                          In the third quarter, JD Logistics launched an initiative allowing consumers to receive reward points by choosing recycled packaging for their orders. The service was trial launched in Beijing, Shanghai and Guangzhou and is expected to expand to dozens of cities in the near future. JD Logistics also joined hands with corporate partners to promote recycled packaging across the entire supply chain.

•                                          In August, JD.com’s joint venture, Dada-JD Daojia, announced the completion of a new US$500 million financing round with investments from Walmart and JD. The financing marks a new stage in the companies’ partnership to explore innovative “Boundaryless Retail” solutions. Leveraging Dada’s crowd-sourcing delivery network, Dada-JD Daojia has partnered with Walmart, Yonghui, Carrefour, CR Vanguard, Family Mart, LAWSON, and numerous other supermarkets and grocery stores covering 63 cities, to provide a premium online fresh grocery shopping experience with one-hour home delivery service. Dada-JD Daojia is China’s leading on-demand logistics and omnichannel e-commerce platform.

•                                          During the third quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of September 30, 2018, JD.com operated over 550 warehouses covering an aggregate gross floor area of approximately 11.9 million square meters in China.

•                                          JD.com had approximately 200,000 merchants on its online marketplace, and a total of 175,366 full-time employees as of September 30, 2018.

Third Quarter 2018 Financial Results

Net Revenues.  For the third quarter of 2018, JD.com reported net revenues of RMB104.8 billion (US$15.3 billion), representing a 25.1% increase from the same period in 2017. Net product revenues increased by 22.8%, while net service revenues increased by 49.4% in the third quarter of 2018, from the third quarter of 2017.

Cost of Revenues.  Cost of revenues increased by 25.3% to RMB88.7 billion (US$12.9 billion) in the third quarter of 2018 from RMB70.8 billion in the third quarter of 2017. This increase was primarily due to the growth of the company’s direct sales business, and costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 21.8% to RMB7.8 billion (US$1.1 billion) in the third quarter of 2018 from RMB6.4 billion in the third quarter of 2017. Fulfillment expenses as a percentage of net revenues were 7.4%, compared to 7.6% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 25.2% to RMB4.1 billion (US$0.6 billion) in the third quarter of 2018 from RMB3.3 billion in the third quarter of 2017.

Technology and Content Expenses.  Technology and content expenses increased by 96.4% to RMB3.4 billion (US$0.5 billion) in the third quarter of 2018 from RMB1.8 billion in the third quarter of 2017, as a result of the company’s continued investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 33.0% to RMB1.4 billion (US$0.2 billion) in the third quarter of 2018 from RMB1.1 billion in the third quarter of 2017.

Income/(loss) from operations and Non-GAAP income from operations5.  Operating loss from continuing operations for the third quarter of 2018 was RMB650.7 million (US$94.7 million), compared to operating income from continuing operations of RMB502.4 million for the same period last year. Non-GAAP operating income from continuing operations for the third quarter of 2018 was RMB638.3 million (US$92.9 million), as compared to RMB1,472.1 million in the third quarter of 2017. Operating margin of JD Mall before unallocated items for the third quarter of 2018 was 2.2%, as compared to 2.3% for the same period last year.

Non-GAAP EBITDA6 from continuing operations for the third quarter of 2018 was RMB1.7 billion (US$0.2 billion), as compared to RMB2.1 billion for the third quarter of 2017.

Others, net.  Others, net from continuing operations for the third quarter of 2018 was an income of RMB3.4 billion (US$0.5 billion), compared with an income of RMB0.5 billion in the third quarter of 2017. The substantial increase was primarily attributable to gain from fair value change of long-term investments of RMB3.6 billion (US$0.5 billion), which mainly resulted from the fair value change of Farfetch in connection with its initial public offering.

Net income attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net income from continuing operations attributable to ordinary shareholders for the third quarter of 2018 was RMB3.0 billion (US$0.4 billion), compared to RMB1.0 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the third quarter of 2018 was RMB1.2 billion (US$0.2 billion), compared to RMB2.2 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net income per ADS from continuing operations for the third quarter of 2018 was RMB2.03 (US$0.30), compared to RMB0.69 for the third quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the third quarter of 2018 was RMB0.80 (US$0.12), as compared to RMB1.52 for the third quarter of 2017.

5  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

6  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Cash Flow and Working Capital

As of September 30, 2018, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB42.9 billion (US$6.2 billion), compared to RMB38.4 billion as of December 31, 2017. For the third quarter of 2018, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities from continuing operations	352,289	2,212,661	322,170
Add: Impact from JD Finance related credit products included in the operating cash flow	(1,559,382)	(1,775,639)	(258,538)
Less: Capital expenditures
Land use rights and construction in progress	(5,384,486)	(3,563,886)	(518,912)
Other CAPEX	(1,812,924)	(5,060,015)	(736,752)
Free cash flow	(8,404,503)	(8,186,879)	(1,192,032)

Net cash used in investing activities from continuing operations was RMB2.6 billion (US$0.4 billion) for the third quarter of 2018, consisting primarily of cash paid for capital expenditures of RMB8.6 billion, and increases in investments in equity investees and investment securities of RMB7.6 billion, offset by decreases in short-term investments of RMB7.6 billion and decreases in loans to JD Finance of RMB6.3 billion.

Net cash used in financing activities from continuing operations was RMB3.0 billion (US$0.4 billion) for the third quarter of 2018, consisting primarily of repayment of nonrecourse securitization debt of RMB3.7 billion, partially offset by proceeds from short-term borrowings of RMB1.1 billion.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Fourth Quarter 2018 Guidance

Net revenues for the fourth quarter of 2018 are expected to be between RMB130 billion and RMB135 billion, representing a growth rate between 18% and 23% compared with the fourth quarter of 2017. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 19, 2018, (8:00 pm, Beijing/Hong Kong Time on November 19, 2018) to discuss the third quarter 2018 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	7794136

A telephone replay will be available from 10:00 am, Eastern Time on November 19, 2018 through 08:59 am, Eastern Time on November 27, 2018. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	7794136

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals/revaluation of investments, income from non-compete agreement, reconciling items on the share of equity method investments, fair value change of long-term investments, impairment of goodwill, intangible assets and investments, and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,688,327	33,997,437	4,950,122
Restricted cash	4,110,210	3,716,025	541,064
Short-term investments	8,587,852	5,172,369	753,111
Accounts receivable, net (including JD Baitiao of RMB12.0 billion and RMB14.3 billion as of September 30, 2018 and December 31, 2017, respectively)(1)	16,359,147	15,742,233	2,292,113
Advance to suppliers	394,574	446,717	65,043
Inventories, net	41,700,379	39,855,172	5,803,024
Prepayments and other current assets	7,391,602	9,568,218	1,393,159
Amount due from related parties	10,796,561	1,036,055	150,853
Total current assets	115,028,652	109,534,226	15,948,489
Non-current assets
Property, equipment and software, net	12,574,178	18,412,892	2,680,969
Construction in progress	3,196,516	6,210,668	904,291
Intangible assets, net	6,692,717	5,508,325	802,028
Land use rights, net	7,050,809	9,657,695	1,406,187
Goodwill	6,650,570	6,816,875	992,556
Investment in equity investees	18,551,319	30,292,838	4,410,722
Investment securities	10,027,813	19,820,354	2,885,899
Deferred tax assets	158,250	134,345	19,561
Other non-current assets (including JD Baitiao of RMB0.7 billion and RMB0.9 billion as of September 30, 2018 and December 31, 2017, respectively)(1)	2,227,942	5,254,955	765,135
Amount due from related parties	1,896,200	1,896,200	276,092
Total non-current assets	69,026,314	104,005,147	15,143,440
Total assets	184,054,966	213,539,373	31,091,929

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	200,000	1,137,584	165,635
Nonrecourse securitization debt(1)	12,684,881	8,438,515	1,228,671
Accounts payable	74,337,708	78,164,188	11,380,924
Advances from customers	13,605,298	12,832,634	1,868,467
Deferred revenues	1,592,332	1,941,598	282,702
Taxes payable	658,220	254,934	37,119
Amount due to related parties	54,342	122,472	17,832
Accrued expenses and other current liabilities	15,117,840	18,802,023	2,737,628
Total current liabilities	118,250,621	121,693,948	17,718,978
Non-current liabilities
Deferred revenues	1,273,545	664,923	96,815
Nonrecourse securitization debt(1)	4,475,238	—	—
Unsecured senior notes	6,447,357	6,798,361	989,860
Deferred tax liabilities	882,248	868,588	126,469
Long-term borrowings	—	3,095,640	450,734
Other non-current liabilities	337,254	293,608	42,751
Total non-current liabilities	13,415,642	11,721,120	1,706,629
Total liabilities	131,666,263	133,415,068	19,425,607

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$

Redeemable non-controlling interests	—	15,616,852	2,273,857

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,965,816 shares issued and 2,893,566 shares outstanding as of September 30, 2018)	52,040,814	63,953,723	9,311,840
Non-controlling interests	347,889	553,730	80,625
Total shareholders’ equity	52,388,703	64,507,453	9,392,465
Total liabilities, redeemable non-controlling interests and shareholders’ equity	184,054,966	213,539,373	31,091,929

(1) Due to certain pre-existing contractual arrangement, the company remains as the legal owner of the consumer credit (known as JD Baitiao) receivables until they are repaid or sold through the new asset-backed securitization (“ABS”) plan as described below. JD Finance continues to perform the credit risk assessment services for the JD Baitiao business and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also assisted JD Finance in various ABS to raise funds to support the JD Baitiao business. JD Finance acts as the servicer of the ABS and also subscribes to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement prior to October 2017, the company was not able to derecognize the related Baitiao receivables through the legacy ABS under U.S. GAAP. Beginning from October 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, and has been able to derecognize certain Baitiao receivables through the new ABS plan. As a result, the balances of Baitiao receivables are expected to decrease gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt balance will gradually decrease upon the settlement of the legacy ABS plan.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	76,466,266	93,890,315	13,670,692	231,677,728	295,877,172	43,080,543
Net service revenues	7,279,992	10,877,964	1,583,862	20,488,692	31,310,038	4,558,829
Total net revenues	83,746,258	104,768,279	15,254,554	252,166,420	327,187,210	47,639,372
Operating expenses(4)(5)
Cost of revenues	(70,763,508)	(88,658,757)	(12,908,963)	(215,711,390)	(280,405,430)	(40,827,815)
Fulfillment	(6,373,789)	(7,760,786)	(1,129,992)	(17,905,031)	(23,149,139)	(3,370,579)
Marketing	(3,300,107)	(4,131,639)	(601,578)	(10,174,781)	(12,884,197)	(1,875,975)
Technology and content	(1,756,050)	(3,448,739)	(502,146)	(4,591,501)	(8,642,324)	(1,258,347)
General and administrative	(1,050,418)	(1,396,780)	(203,375)	(3,022,992)	(3,764,030)	(548,053)
Impairment of goodwill and intangible assets	—	(22,317)	(3,249)	—	(22,317)	(3,249)
Total operating expenses	(83,243,872)	(105,419,018)	(15,349,303)	(251,405,695)	(328,867,437)	(47,884,018)
Income/(loss) from operations	502,386	(650,739)	(94,749)	760,725	(1,680,227)	(244,646)
Other income/(expenses)
Share of results of equity investees	(477,077)	(184,975)	(26,933)	(1,369,766)	(941,821)	(137,132)
Interest income(2)	804,044	576,287	83,909	1,718,651	1,728,034	251,607
Interest expense(3)	(282,727)	(241,133)	(35,110)	(681,267)	(709,691)	(103,333)
Others, net	484,711	3,428,978	499,269	643,868	4,046,546	589,188
Income before tax	1,031,337	2,928,418	426,386	1,072,211	2,442,841	355,684

(2) Interest income charged to JD Finance in relation to nonrecourse securitization debt were RMB216.7 million and RMB120.0 million for the three months ended September 30, 2017 and 2018, respectively, same as the interest expense below.

(3) Interest expense in relation to nonrecourse securitization debt were RMB216.7 million and RMB120.0 million for the three months ended September 30, 2017 and 2018, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Income before tax	1,031,337	2,928,418	426,386	1,072,211	2,442,841	355,684
Income tax expenses	(53,177)	(51,553)	(7,506)	(126,593)	(365,905)	(53,277)
Net income from continuing operations	978,160	2,876,865	418,880	945,618	2,076,936	302,407
Net income from discontinued operations, net of tax	—	—	—	6,915	—	—
Net income	978,160	2,876,865	418,880	952,533	2,076,936	302,407
Net loss from continuing operations attributable to non-controlling interests shareholders	(36,130)	(124,504)	(18,128)	(80,434)	(237,810)	(34,626)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	—	—	(5,030)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders	—	746	109	—	1,653	241
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	—	—	—	281,021	—	—
Net income attributable to ordinary shareholders	1,014,290	3,000,623	436,899	756,976	2,313,093	336,792

Including: Net loss from discontinued operations attributable to ordinary shareholders	—	—	—	(269,076)	—	—
Net income from continuing operations attributable to ordinary shareholders	1,014,290	3,000,623	436,899	1,026,052	2,313,093	336,792

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
(4) Includes share-based compensation expenses as follows:
Cost of revenues	(7,235)	(20,041)	(2,918)	(16,551)	(47,997)	(6,988)
Fulfillment	(115,632)	(127,691)	(18,592)	(312,170)	(324,096)	(47,189)
Marketing	(38,079)	(53,075)	(7,728)	(97,541)	(138,247)	(20,129)
Technology and content	(185,138)	(344,789)	(50,202)	(477,866)	(811,769)	(118,196)
General and administrative	(388,160)	(505,455)	(73,596)	(1,113,532)	(1,300,833)	(189,405)
(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(40,678)	(41,897)	(6,100)	(122,895)	(125,676)	(18,299)
Marketing	(307,759)	(310,469)	(45,205)	(913,290)	(921,420)	(134,161)
Technology and content	(20,661)	(27,073)	(3,942)	(61,983)	(75,595)	(11,007)
General and administrative	(77,314)	(77,314)	(11,257)	(230,460)	(230,460)	(33,556)

Net income/(loss) per share:
Basic
Continuing operations	0.36	1.04	0.15	0.36	0.81	0.12
Discontinued operations	—	—	—	(0.09)	—	—
Net income per share	0.36	1.04	0.15	0.27	0.81	0.12
Diluted
Continuing operations	0.35	1.02	0.15	0.35	0.79	0.11
Discontinued operations	—	—	—	(0.09)	—	—
Net income per share	0.35	1.02	0.15	0.26	0.79	0.11

Net income/(loss) per ADS:
Basic
Continuing operations	0.71	2.07	0.30	0.72	1.61	0.23
Discontinued operations	—	—	—	(0.19)	—	—
Net income per ADS	0.71	2.07	0.30	0.53	1.61	0.23
Diluted
Continuing operations	0.69	2.03	0.30	0.71	1.57	0.23
Discontinued operations	—	—	—	(0.19)	—	—
Net income per ADS	0.69	2.03	0.30	0.52	1.57	0.23

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	2,220,602	1,184,318	172,439	4,519,082	2,709,870	394,564

Weighted average number of shares:
Basic	2,847,511	2,893,373	2,893,373	2,843,363	2,872,166	2,872,166
Diluted	2,924,929	2,956,244	2,956,244	2,907,204	2,945,231	2,945,231

Non-GAAP net income per ADS from continuing operations(6):
Basic	1.56	0.82	0.12	3.18	1.89	0.27
Diluted	1.52	0.80	0.12	3.11	1.84	0.27

(6) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by continuing operating activities	352,289	2,212,661	322,170	25,955,834	14,853,292	2,162,681
Net cash used in discontinued operating activities	—	—	—	(2,485,741)	—	—
Net cash provided by operating activities	352,289	2,212,661	322,170	23,470,093	14,853,292	2,162,681
Net cash used in continuing investing activities	(6,089,881)	(2,602,581)	(378,943)	(26,639,250)	(23,890,877)	(3,478,578)
Net cash used in discontinued investing activities	—	—	—	(17,871,171)	—	—
Net cash used in investing activities	(6,089,881)	(2,602,581)	(378,943)	(44,510,421)	(23,890,877)	(3,478,578)
Net cash provided by/(used in) continuing financing activities	(1,546,127)	(2,995,312)	(436,126)	8,981,511	15,140,806	2,204,544
Net cash provided by discontinued financing activities	—	—	—	14,054,620	—	—
Net cash provided by/(used in) financing activities	(1,546,127)	(2,995,312)	(436,126)	23,036,131	15,140,806	2,204,544
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(298,381)	1,074,601	156,465	(428,459)	1,811,704	263,789
Net increase/(decrease) in cash, cash equivalents and restricted cash	(7,582,100)	(2,310,631)	(336,434)	1,567,344	7,914,925	1,152,436
Cash, cash equivalents and restricted cash at beginning of period	33,313,094	40,024,093	5,827,620	24,163,650	29,798,537	4,338,750
Cash, cash equivalents and restricted cash at end of period	25,730,994	37,713,462	5,491,186	25,730,994	37,713,462	5,491,186

Net cash provided by continuing operating activities	352,289	2,212,661	322,170	25,955,834	14,853,292	2,162,681
Add: Impact from JD Finance related credit products included in the operating cash flow	(1,559,382)	(1,775,639)	(258,538)	2,584,595	(1,575,460)	(229,391)
Less: Capital expenditures
Land use rights and construction in progress	(5,384,486)	(3,563,886)	(518,912)	(6,675,136)	(8,720,462)	(1,269,724)
Other CAPEX	(1,812,924)	(5,060,015)	(736,752)	(2,490,803)	(8,413,504)	(1,225,030)
Free cash flow	(8,404,503)	(8,186,879)	(1,192,032)	19,374,490	(3,856,134)	(561,464)

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018

Free cash flow (in RMB billions)	(8.4)	(1.7)	(8.8)	13.1	(8.2)
Inventory turnover days(7) — trailing twelve months (“TTM”)	36.9	38.1	37.2	37.9	37.8
Accounts payable turnover days(8) — TTM	58.4	59.1	58.2	60.9	59.7
Accounts receivable turnover days(9) — TTM	1.3	1.4	1.6	1.9	2.3
GMV(10) (in RMB billions)	302.5	403.4	330.2	437.4	394.8
Annual active customer accounts(11) (in millions)	266.3	292.5	301.8	313.8	305.2

(7) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(8) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the direct sales business.

(9) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(10) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. The company believes that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons.

(11) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Income/(loss) from operations from continuing operations	502,386	(650,739)	(94,749)	760,725	(1,680,227)	(244,646)
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,970)	(241,131)	(35,109)	(625,569)	(718,597)	(104,630)
Add: Share-based compensation	734,244	1,051,051	153,036	2,017,660	2,622,942	381,907
Add: Amortization of intangible assets resulting from assets and business acquisitions	446,412	456,753	66,504	1,328,628	1,353,151	197,023
Add: Impairment of goodwill, intangible assets, and investments	—	22,317	3,249	—	22,317	3,249
Non-GAAP income from operations from continuing operations	1,472,072	638,251	92,931	3,481,444	1,599,586	232,903
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	641,143	1,034,789	150,669	1,681,287	2,592,168	377,426
Non-GAAP EBITDA from continuing operations	2,113,215	1,673,040	243,600	5,162,731	4,191,754	610,329

Total net revenues	83,746,258	104,768,279	15,254,554	252,166,420	327,187,210	47,639,372

Non-GAAP operating margin from continuing operations	1.8%	0.6%	0.6%	1.4%	0.5%	0.5%

Non-GAAP EBITDA margin from continuing operations	2.5%	1.6%	1.6%	2.0%	1.3%	1.3%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net income from continuing operations attributable to ordinary shareholders	1,014,290	3,000,623	436,899	1,026,052	2,313,093	336,792
Add: Share-based compensation	734,244	1,051,051	153,036	2,017,660	2,622,942	381,907
Add: Amortization of intangible assets resulting from assets and business acquisitions	446,412	456,753	66,504	1,328,628	1,353,151	197,023
Add: Reconciling items on the share of equity method investments(12)	239,816	159,147	23,172	693,257	623,031	90,715
Add: Impairment of goodwill, intangible assets, and investments	16,666	415,256	60,462	139,823	421,344	61,349
Reversal of: Gain from fair value change of long-term investments	—	(3,621,257)	(527,265)	—	(2,551,671)	(371,530)
Reversal of: Revenue from business cooperation arrangements with equity investees	(210,970)	(241,131)	(35,109)	(625,569)	(718,597)	(104,630)
Reversal of: Gain on disposals/revaluation of investments	—	(17,622)	(2,566)	—	(1,427,823)	(207,895)
Reversal of: Income from non-compete agreement	(19,856)	(20,235)	(2,946)	(60,769)	(58,178)	(8,471)
Add: Tax effects on non-GAAP adjustments	—	1,733	252	—	132,578	19,304
Non-GAAP net income from continuing operations attributable to ordinary shareholders	2,220,602	1,184,318	172,439	4,519,082	2,709,870	394,564

Total net revenues	83,746,258	104,768,279	15,254,554	252,166,420	327,187,210	47,639,372

Non-GAAP net margin from continuing operations	2.7%	1.1%	1.1%	1.8%	0.8%	0.8%

(12) To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.